Frontier Oil Corporation
Form 10-K and Form 10-Qs (File No. 1-7627)
Responses to SEC Comment Letter dated September 19, 2006

September 28, 2006

Ms. Jill S. Davis
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:          Frontier Oil Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
Form 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
Filed May 4, 2006 and August 7, 2006
File No. 1-7627

Dear Ms. Davis:

Set forth below are the responses of Frontier Oil Corporation, a Wyoming corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2006, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Qs for the fiscal quarters ended March 31, 2006 and June 30, 2006 (File No. 1-7627) (collectively, the “Filings”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

The Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Michael C. Jennings
Michael C. Jennings
Executive Vice President— Chief Financial Officer

cc:           Troy Reisner (Deloitte & Touche LLP)
Robert V. Jewell (Andrews Kurth LLP)

Form 10-K for the Fiscal Year Ended December 31, 2005

Critical Accounting Policies

1.
We note your disclosure regarding your scheduled maintenance accrual and asset retirement obligation. Please expand your critical accounting policy to describe the assumptions and underlying basis for your estimates requiring you to make specific judgments. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in the determining the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for further guidance on this subject.

Response:

In accordance with the newly finalized FASB Staff Position AUG AIR-1 (“FSP”), Accounting for Planned Major Maintenance Activities, which eliminates the accrual method for planned maintenance activities, we intend to early adopt the deferral method by year end December 31, 2006, which will require retrospective application to all years presented in our Form 10-K for the fiscal year ended December 31, 2006. Accordingly, the turnaround disclosure regarding accruals will no longer be applicable.

In response to the portion of this comment regarding asset retirement obligations, we propose to revise our disclosure and include the text set forth below in our Critical Accounting Policies section of Management’s Discussion and Analysis of Results and Financial Condition, beginning in our Form 10-K for the fiscal year ended December 31, 2006 (proposed new language from the disclosure in our Form 10-K for the fiscal year ended December 31, 2005 is underlined).

“Asset Retirement Obligations. We account for asset retirement obligations as required under the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“FAS”) No. 143, “Accounting for Retirement Asset Obligations.” FAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which the liability is incurred, with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. FAS No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and reconciliation of changes in the components of those obligations.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarified that the term “conditional asset retirement obligation” as used in FAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the reporting entity. Since the obligation to perform the asset retirement activity is unconditional, FIN 47 provides that a liability for the fair value of a conditional asset obligation should be recognized if that fair value can be reasonably estimated, even though uncertainty exists about the timing and/or method of settlement. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation under FAS No. 143. We adopted FIN 47 as of December 31, 2005; in doing so, we recorded a net asset retirement obligation of $5.5 million, recognized $4.0 million in 2005 as the pretax cumulative effect of an accounting change ($2.5 million after tax) and recorded a $1.5 million increase in property, plant and equipment.

Asset retirement obligations are affected by regulatory changes and refinery operations as well as changes in pricing of services. In order to determine fair value, management must make certain estimates and assumptions, including, among other things, projected cash flows, a credit-adjusted risk-free interest rate, and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation. These estimates and assumptions are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs. Therefore, we expect the dollar amount of these obligations to change as more information is obtained. A 1% change in pricing of services would cause an approximate $75,000 change to the asset retirement obligation. We believe that we have adequately accrued for our asset retirement obligations at this time and that changes in estimates in future periods will not have a significant effect on our results of operations or financial condition. See Note XX to the Consolidated Financial Statements for further information on Asset Retirement Obligations.”

Financial Statements

Consolidated Statement of Changes in Shareholders’ Equity

2.
We note the subtotal number of outstanding shares presented in your statement of changes in shareholders’ equity as of December 31, 2004 does not agree to that presented on the face of your balance sheet. Additionally, your presentation of shares issued prior to January 1, 2005 does not reflect the retroactive adjustment resulting from the stock split in 2005. It appears that your presentation should be modified to provide a consistent presentation of share data which corresponds to the requirement to retroactively adjust earnings per share for all periods presented in accordance with paragraph 54 of SFAS 128.

Response:

We considered the following professional literature regarding accounting for changes in capital structure: ARB Opinion No. 43 Chapter 7, Stock Dividends and Stock Splits, SEC Staff Accounting Bulletin Topic 4C, Change in Capital Structure, and FASB Statement No. 128, Earnings per Share. Paragraph 54 of SFAS No. 128 requires that “…the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure.” In addition, SEC Staff Accounting Bulletins Topic 4C, Change in Capital Structure, addresses how the balance sheet should be presented when a stock split occurs after the date of the latest reported balance sheet but before the release of the financial statements: “…changes in the capital structure must be given retroactive effect in the balance sheet.” We have interpreted the foregoing guidance to apply directly to our EPS calculations on our statement of operations and balance sheet for the effect of the stock split. However, we are not aware of such guidance regarding retroactive adjustments on the statement of changes in shareholders’ equity for stock splits.

In addition to the above guidance, we also considered less authoritative literature such as AICPA Accounting Trends & Techniques 2005 regarding the presentation of such activity in the statement of changes in shareholders’ equity. Utilizing that literature, the subtotal number of outstanding shares presented in our Statement of Changes in Shareholders’ Equity as of December 31, 2004 is 31,669,524, and the additional 31,669,524 shares resulting from the June 17, 2005 stock split is shown directly below the subtotal for December 31, 2004 because the split occurred in 2005. Based on our review of the available guidance, we believe that our presentation was appropriate.

Note 1 Nature of Operations

3.
We note your disclosures indicating you have investments accounted for under the equity method including your 25% interest in 8901 Hangar, Inc and FGI, LLC, although you have not separately presented earnings from equity investees in you consolidated statement of income. Please clarify why you believe it is appropriate to combine these earnings within another component of your statement of operations. Refer to Rule 5-03 of Regulation S-X.

Response:

Earnings from our 25% equity investment in 8901 Hangar, Inc. were pre-tax losses of approximately $7,000 for both 2005 and 2004. On December 1, 2003, we acquired the remaining 50% of FGI, LLC and began consolidating FGI, LLC. Equity earnings for January 1, 2003 through November 30, 2003 were approximately $300,000. These investments and related earnings/losses were immaterial from a quantitative and qualitative perspective and, therefore, were combined in other components in our Consolidated Statements of Income.

Principals of Consolidation

4.
Please expand your disclosures to indicate the specific voting percentage and control criteria management uses to determine whether to consolidate a less than wholly owned subsidiary. Additionally, expand you disclosure to identify your policy regarding how you determine whether to consolidate a variable interest. Confirm whether any of the assets and liabilities associated with your off-balance sheet disclosure were evaluated for potential consolidation.

Response:

In response to this comment, we propose to expand our disclosure to address criteria that management uses to determine whether to consolidate a less than wholly-owned subsidiary and to include the text below beginning in our Form 10-Q for the fiscal quarter ended September 30, 2006 and in subsequent Form 10-K filings. We follow FIN 46(R) Consolidation of Variable Interest Entities. We do not have any interests in variable interest entities and, as a result, believe that no disclosure is necessary. In the Off-Balance Sheet Arrangement section in our Form 10-K, we note that we have one unconsolidated entity, which is our interest in 8901 Hangar, Inc. (proposed new language is underlined).

“The Consolidated Financial Statements include the accounts of FOC and all wholly-owned subsidiaries, as well as the Company’s undivided interests in a crude oil pipeline and crude oil tanks. Entities in which we have the ability to exercise significant influence and control are consolidated. All intercompany transactions and balances are eliminated in consolidation. The Company utilizes the equity method for investments in entities in which we do not have the ability to exercise control.”

Asset Retirement Obligation

5.
We note your disclosure indicating you have adopted FIN 47 resulting in recognition of an asset retirement obligation. Your disclosures appear to suggest that this asset retirement obligation relates to the handling and disposal of hazardous substances that the Company is legally obligated to incur in maintaining and improving your Refineries. Please explain why you were unable to reasonably estimate this liability prior to your adoption of FIN 47. Please compare and contrast the specific retirement obligations which were recorded prior to the adoption of FIN 47 with those that were recorded subsequent to the adoption of FIN 47.

Response:

We indicated in our Form 10-Ks for the fiscal years ended December 31, 2003 and 2004 that we had asset retirement obligations (“ARO”) under SFAS No. 143 as a result of environmental and other legal requirements. Prior to the adoption of FIN 47, we had no AROs recorded under SFAS No. 143. Although many separate assets make up a refinery, they all operate in an integrated fashion and thus, when evaluating AROs under SFAS No. 143 we looked at the refineries and pipeline assets as a whole. Based on our analysis, we determined that the associated AROs were not required until we permanently cease operations of the refineries and pipeline assets and therefore, considered the useful life of the long-lived assets to be indeterminable. We indicated that we would measure and recognize the fair value of our AROs at such time as the useful life is determinable.

With the issuance of FIN 47, Accounting for Conditional Asset Retirement Obligations, further guidance was provided on conditional asset retirements. Conditional ARO refers to a legal obligation to perform retirement activities in which the timing and/or method of settlement are conditional on a future event that may or may not be in the control of the company. In addition, FIN 47 further emphasizes components of the larger assets and reviewing any legal obligations regarding the retirement of the component. As a result, we further evaluated our ARO for potential component assets retirements triggered by future events (e.g., maintenance or future capital improvement work) compared to the cessation of refinery operations as the triggering event. We believe that FIN 47 did not change the reasons why an ARO has not been recorded for our refinery and pipeline assets as a whole because substantially all of the components of the refineries and pipeline assets continue to have indeterminate lives. However, in interpreting FIN 47, we believed that it further clarified the timing and methodology to record a conditional ARO for the legal obligation to remove hazardous substances, primarily asbestos, to the extent such substances may be disturbed and not re-stabilized during major maintenance or future capital improvement work we conduct at our refineries.

The removal of hazardous substances met the definition of a conditional ARO as we have a legal obligation to remediate, but only when these substances are disturbed and removed, which would occur in the course of maintenance or capital improvement work. Prior to the adoption of FIN 47, we would have recorded such an obligation only after work was identified that would disturb these hazardous substances and thereby trigger a legal disposal requirement. We believe the disposal of the hazardous substance was in itself an asset retirement although the asset associated with the hazardous substance remains in service. An example would be when asbestos is removed from a pipe that remains in service. We have concluded that in all such cases an asset component is retired upon such disposal and that the legal obligation to remove the hazardous substance should therefore be recorded as a conditional ARO.

Note 6 Common Stock

6.	We note your disclosure indicating that employees have participated in cashless exercises of stock options. Please expand your stock plan disclosure to describe the cashless exercise terms and specifically address if your stock option compensation plan includes a formal cashless exercise provision. Clarify for us whether the cashless exercise of employee options effectively adjusts the option exercise price and disclose how you account for the exercise price adjustment, or otherwise advise.

Response:

Our stock incentive plan expressly provides for cashless and stock swap exercises. Neither the cashless exercise of stock options nor the stock swap for employee options effectively adjusts the option exercise price; therefore, no accounting for such transaction is required. In response to this comment, we propose to revise our disclosure in Note 6 Common Stock - Treasury Stock for the applicable sentence as set forth below, beginning in our Form 10-K for the fiscal year ended December 31, 2006 and, if applicable, beginning in our Form 10-Q for the quarter ended September 30, 2006 in Note 3 Treasury Stock (proposed new language is underlined).

“The Company received XXX shares ($XX million) in 2006, 190,958 shares ($3.6 million) in 2005 and 215,559 shares ($4.1 million) in 2004, now held as treasury stock, from employees in stock swaps where mature stock is surrendered by the employee to exercise the stock options, as provided for by our Stock Plan.”

Note 8 Commitments and Contingencies

7.	Please expand your disclosure to include assessments of the likelihood of loss and obligations by matter using terms as defined in paragraph 3 of SFAS 5.

Response:

In response to your comment, we reviewed our disclosures in our Form 10-K for the fiscal year ended December 31, 2005 for the applicable SFAS No. 5 terminology. We noted the MTBE Concentration lawsuits and the Holly lawsuit, disclosed in our Form 10-K for the fiscal year ended December 31, 2005, have been dismissed or resolved. The matters identified in the Environmental section have specific disclosures that address the likelihood of loss and obligation for any disclosed contingencies. We propose to add the following disclosure to the last paragraph in the Beverly Hills Lawsuits section beginning in the Form 10-Q for the quarter ended September 30, 2006 (proposed new language is underlined):

“Beverly Hills Lawsuits… In accordance with SFAS No. 5, Accounting for Contingencies, Frontier has not accrued for a loss contingency relating to the Beverly Hills litigation because Frontier believes that, although unfavorable outcomes in the proceedings may be reasonably possible, Frontier does not consider them to be probable or reasonably estimable. Frontier believes that neither the claims that have been made, the seven pending lawsuits, nor other potential future litigation, by which similar or related claims may be asserted against Frontier or its subsidiary, will result in any material liability or have any material adverse effect upon Frontier.”